Shattuck Labs, Inc.

500 W. 5th Street, Suite 1200

Austin, TX 78701

January 30, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Shattuck Labs, Inc.

Registration Statement on Form S-3 (File No. 333-276677)

To Whom it May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Shattuck Labs, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to February 1, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP by calling Melanie Neary at (415) 393-8243.

Very truly yours,

Shattuck Labs, Inc.

By:	/s/ Andrew R. Neill
Name: Andrew R. Neill
Title: Chief Financial Officer

cc:	Ryan A. Murr, Gibson, Dunn & Crutcher LLP

Branden C. Berns, Gibson, Dunn & Crutcher LLP

Melanie Neary, Gibson, Dunn & Crutcher LLP